Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-157880

Arch Coal, Inc.
Final Term Sheet
August 2, 2010

Issuer:	Arch Coal, Inc.

Size:	$500,000,000

Maturity:	October 1, 2020

Coupon (Interest Rate):	7.250%

Yield to Maturity:	7.250%

Spread to Benchmark Treasury:	T+431 bps

Benchmark Treasury:	UST 3.500% due May 15, 2020

Interest Payment Dates:	April 1 and October 1 of each year payable to the holders of record on the March 15 or September 15, immediately preceding such date. First interest payment date April 1, 2011.

Redemption Provision:	Beginning on October 1, 2015, the Company may redeem all or any portion of the Notes at the redemption prices set forth below, plus accrued and unpaid interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest, if any, due on the relevant interest payment date). The following prices are for Notes redeemed during the 12-month period commencing on October 1 of the years set forth below, and are expressed as percentages of principal amount:

Year	Redemption Price

2015	103.625%
2016	102.417%
2017	101.208%
2018 and thereafter	100.000%

At any time and from time to time, prior to October 1, 2013, on one or more occasions, the Company may redeem an aggregate principal amount of Notes not to exceed 35% of the original aggregate principal amount of the Notes (calculated giving effect to any issuance of Additional Notes) with the proceeds of one or more Public Equity Offerings, at a redemption price equal to 107.250% of the principal amount thereof, plus accrued and unpaid interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption, at least 65% of the original aggregate principal amount of the Notes (calculated giving effect to any issuance of Additional Notes) remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company or any of its Subsidiaries).

Price to Public:	100% of principal amount

Settlement Date:	August 9, 2010 (T+5)

Joint Bookrunning Managers:	Banc of America Securities LLC Citigroup Global Markets Inc. Morgan Stanley & Co. Incorporated J.P. Morgan Securities Inc.

Lead Manager:	PNC Capital Markets LLC

Co-Managers:	Barclays Capital Inc.
BMO Capital Markets Corp.
Credit Agricole Securities (USA) Inc.
FBR Capital Markets & Co.
Mitsubishi UFJ Securities (USA), Inc.
Morgan Keegan & Company, Inc.
Natixis Bleichroeder LLC
Raymond James & Associates, Inc.
RBS Securities Inc.
Santander Investment Securities Inc.
Simmons & Company International
Stifel, Nicolaus & Company, Incorporated
UBS Securities LLC
U.S. Bancorp Investments, Inc.

CUSIP/ISIN:	039380 AC4 / US039380AC46
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Banc of America Securities LLC can arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com.